DAY PITNEY LLP

FRANK E. LAWATSCH, JR.
Attorney At Law
T: (212) 297-5830
E: FLawatsch@DayPitney.com

January 25, 2007

VIA EDGAR OVERNIGHT DELIVERY SERVICE

Ms. Jill Davis
Branch Chief
Mail Stop 7010
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Ridgewood Energy K Fund, LLC
Ridgewood Energy L Fund, LLC
Ridgewood Energy M Fund, LLC
Item 4.02(a) Forms 8-K
Filed December 20, 2006, December 21, 2006, and December
21, 2006, respectively
File Nos. 000-51266, 000-51267 and 000-51268, respectively

Dear Ms. Davis:

     We have received and reviewed your December 22, 2006 comment letter (the "Comment Letter") on the above-referenced Item 4.02(a) Forms 8-K filed by Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC and Ridgewood Energy M Fund, LLC (each a "Fund" and collectively, the "Funds"). The Funds' responses to the comments are set forth below:

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NEW YORK   NEW JERSEY   CONNECTICUT   BOSTON   WASHINGTON, D.C.

DAY PITNEY LLP

Ms. Jill Davis January 25, 2007 Page 2

Item 4.02(a) Form 8-Ks filed December 20, 2006, December 21, 2006, and December 21, 2006

     1.     SEC Comment: We note in your filings that you intend to restate your financial statements for the periods indicated in the respective Form 8-Ks, and file corresponding amended annual and quarterly periodic reports. You further explain that you will file the amended filings as soon as practicable. Please revise your disclosure to advise when you intend to file the restated financial statements. Additionally, if your amended filings are expected to be significantly delayed, please amend your Form 8-Ks to communicate such delay, explain why your amended periodic filings will be delayed and the expected time of filing your amendments.

              Response: By this letter, the Funds are providing for the information of the staff the proposed filing dates for their respective Forms 10-K and 10-Q which are being amended or a result of the restatement disclosed in their respective Forms 8-K referred to above. Please see Schedule I attached hereto for anticipated filing dates. It is not proposed that this information be included in an amended Form 8-K.

     2.      SEC Comment: Per review of the Form 10-Qs for the quarterly period ended March 31, 2006 for the respective Fund's, your chief executive and chief financial officers concluded that your disclosure controls and procedures were effective. Please revise your disclosures within the Form 8-Ks to address the effect of the restatements on your officers evaluation and conclusion of the effectiveness of your disclosure controls and procedures, for the periods indicated as requiring restatement.

              Response: Each of the Funds will respond to the above comment in the amended Form 10-K and Forms 10-Q which are being amended as a result of the restatements disclosed in their respective Forms 8-K referred to above. It is not proposed that this information be included in an amended Form 8-K.

General

     3.     SEC Comment: As you have not filed your second or third quarterly reports on Form 10-Q for the Funds, we wish to remind you of your reporting obligations under Rule 13a-13 of Regulation 13A.

              Response: We have been advised by the Funds that they are reminded of, and acknowledge, their reporting obligations under Rule 13a-13 and Regulation 13A.

DAY PITNEY LLP

Ms. Jill Davis January 25, 2007 Page 3

* * * * *

     This letter was filed by EDGAR on January 25, 2007.

     In the event that you have any questions or comments, please feel free to contact me at (212) 297-5830. Thank you.

Very truly yours,

                    FRANK E. LAWATSCH, JR

FEL/ms Attachments

cc:     Mr. Mark A. Wojchiechowski, Staff Account
                (United States Securities and Exchange Commission)
          Ridgewood Energy Corporation

     SCHEDULE I
Anticipated Filing Dates

Fund	2005 10Ks	2005 10Qs	2006 10Qs	Form 10A/ 2006 Form 10Ks
K	Jan. 31 '07	Jan. 31 '07	Jan. 31 '07	March 31 '07
L	Feb. 15 '07	Feb. 15 '07	Feb. 15 '07	March 31 '07
M	Feb. 28 '07	Feb. 28 '07	Feb. 28 '07	March 31 '07

ACKNOWLEDGEMENT

     In connection with the response by the Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC and Ridgewood Energy M Fund, LLC (collectively, the "Funds"), to the comments set forth in the letter from the United States Securities and Exchange Commission (the "Commission"), dated December 22, 2006, addressed to Ms. Kathleen P. McSherry, Senior Vice President and Chief Financial Officer of the Funds, regarding the Item 4.02(a) Forms 8-K filed by the Funds on December 20, 2006 and December 21, 2006 (File Nos. 000-51266, 000-51267 and 000-51268, respectively), each of the Funds hereby acknowledges as follows:

Each of the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
None of the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of January 25, 2007.

RIDGEWOOD ENERGY K FUND, LLC RIDGEWOOD ENERGY L FUND, LLC RIDGEWOOD ENERGY M FUND, LLC
By:

Name: Kathleen P. McSherry Title: Senior Vice President and Chief Financial Officer